

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05000889

January 5, 2005

Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/5/2005

Re: Entergy Corporation
Incoming letter dated December 20, 2004

Dear Mr. Screen:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Entergy by Robert D. Morse. We also have received a letter from the proponent dated December 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
JAN - 7 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

121615



Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary

December 20, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 5th Street, N.W.
Washington, DC 20549

RE: Entergy Corporation ("Entergy" or the "Corporation")
Request for No-Action Advice;
Shareholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Entergy, a Delaware Corporation, has received from Mr. Robert D. Morse (the "Proponent"), for inclusion in the proxy material for the Corporation's 2005 Annual Meeting of Stockholders, a proposal ("Proposal") and a statement in support thereof ("Supporting Statement"). The Proponent proposes "that Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting."

Since Entergy intends to omit the Proposal from its 2005 proxy material, this letter, with five additional copies, is being sent to the Commission for filing pursuant to paragraph (j) of Rule 14a-8. In addition, a copy of this letter has been furnished to the Proponent as required by Rule 14a-8(j).

The Proposal and the Supporting Statement

The Proposal and the Supporting Statement are set forth in Exhibit A.

Statement of Reasons for Omission

Entergy believes it may omit the Proposal from its 2005 proxy material pursuant to Rule 14a-8(h)(3) and to Rules 14a-8(i)(2) and 14a-8(i)(3) for the reasons set forth below.

Rule 14a-8(h)(3)

The Proponent submitted a proposal for Entergy's 2004 Annual Meeting of Stockholders and the proposal was included in Entergy's 2004 Proxy Statement. A copy of the pages of the 2004 Proxy Statement containing this proposal is attached as Exhibit B.

Although the proponent's proposal was voted on at Entergy's 2004 Annual Meeting, neither the Proponent nor a representative of the Proponent appeared to present the proposal. Attached as Exhibit C is a copy of a certificate from the Corporation's Assistant Secretary which indicates that the Proponent's 2004 proposal was considered and voted upon, but that neither the Proponent nor his representative was present at the meeting to present this proposal.

The Commission has previously noted that a proponent's failure, without good cause, to present a proposal for action at the meeting is not cured if the company or some other person who happens to be at the meeting presents the proposal for action. See Hudson United Bankcorp (November 8, 2004), involving Mr. Morse and a very similar proposal; Mobil Corporation (September 3, 1998); Entergy Corporation (February 25, 1997) and Eastman Kodak (September 9, 1996), involving Mr. Morse as the proponent.

Entergy is unaware of any "good cause" for the Proponent's failure to present the Proposal at Entergy's 2004 Annual Meeting. Although the Proponent's cover letter to the Proposal sets forth the Proponent's reasons for not being able to attend the Company's 2005 Annual Meeting, no reasons have been given for his failure to attend the Company's 2004 Annual Meeting.

Entergy contends that Rule 14a-8(h)(3) permits the Company to exclude Proponent's Proposal from inclusion in its 2001 Proxy statement.

Rule 14a-8(i)2 and Rule 14a-8(i)(3)

Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than to withhold authority to vote for a director. It is the Company's view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. Therefore, the Company believes that it may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> "A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee."

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors.[1] Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule.[2]

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading. The Commission reached this very conclusion in its no action letters to Avaya Corporation (dated October 23, 2004) to Coca-Cola (dated February 6, 2002) to Visteon Corporation (dated February 20, 2002) and to Mattel, Inc. (dated February 21, 2003). Each of Avaya, Visteon, Coca-Cola and Mattel argued that the implementation of Mr. Morse's proposal (in each case very similar to the current proposal) would violate the proxy rules and that Mr. Morse's proposal was therefore

---

[1] Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34 - 16356 (November 21, 1979).

[2] Id. To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a- 4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to 2 vote against each nominee." Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). The arguments successfully utilized by Avaya, Visteon, Coca-Cola, and Mattel, also Delaware corporations, were that their respective charters did not deviate from Delaware's statutory default rule of plurality voting (nor does Entergy's charter), and therefore that implementation of the proposals would violate Rule 14a-4 and 14a-9. In all four instances, Avaya, Visteon, Coca-Cola, and Mattel, the Staff concurred that the registrants could exclude the entire proposal pursuant to Rule 14a-8(i)(2). Entergy urges the Staff to rule in an identical way to Entergy's Proposal.

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal law and/or the federal proxy rules.

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (504) 576-4212.

Sincerely,



CTS/jbf

Enclosures

EXHIBIT "A"

Received 8/27/04
J. Adams

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Entergy Corporation
619 Loyola Avenue
New Orleans, LA 70113

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Entergy Corporation
619 Loyola Avenue
New Orleans, LA 70113

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



These Rhymes are for stress relief;
Not a part of the presentation.



Mr. Robert D. Morse
212 Highland Ave.
Moorestown NJ 08057-2717

SCHOOLING

If you are inclined to think schoolastic.
It might be possible to produce a classic.
Especially if your thinking is elastic
This is attainable I want you to know.
Keeping your script at an even flow.
Then you have a fine product to show.

SONG WRITERS

We should be grateful to the composers of song
For they do more write than wrong,
Many of them express a broken heart.
In words so fine it is an art.
Of telling the loneliness
Should a love affair come apart.
When words and music are combined together.
They can touch our emotions now and forever.

WORDS

The function of words is to communicate.
Isn't it great that they weren't too late?
To record our ancestor's way of life:
And how they coped with all the strife.
To make things better by recording all this,
We should have now a life of bliss.
Without the use of words in a way,
I wouldn't have had this much to say!

NUMBING

If you ever decide to write some prose
You may soon find that your nose
Is dipping down and touching paper;
Just put your head down and finish it later.

WRITE - RIGHT ?

Why do I write toward the end of night?
As I ponder the question,
Maybe it's indigestion?
If I am overstuffed with many thoughts
My busy mind has wrought.
I'm bringing them up to get your attention!

EXHIBIT "B"

~~Directors discharges its duties. It is the Board's goal that members of the Board work together toward the common~~ objective of advancing the best interests of the Company without being burdened with allegiances ~~to a~~ special interest.

In summary, the Board of Directors believes that the ~~Company's~~ current method of electing directors is the fairest and most efficient way to ensure that ~~each director~~ serves the interests of the Company and its shareholders rather than the interests of special ~~interest~~ groups.

~~Accordingly, the Board of Directors urges shareholders to vote AGAINST this proposal.~~

PROPOSAL 5 – STOCKHOLDER PROPOSAL REGARDING COMPENSATION FOR THE TOP FIVE EXECUTIVES

The Corporation has been advised that Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057, a holder of 921 shares of the Corporation's Common Stock, proposes to submit the following resolution to the 2004 Annual Meeting of Stockholders:

"Management and Directors are requested to consider discontinuing all rights, options, SAR's, and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses."

STATEMENT OF SECURITY HOLDER

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance period. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

BOARD OF DIRECTORS' RESPONSE

It is the philosophy of Entergy that its executive compensation programs should:

- Provide competitive pay opportunities consistent with positions of comparable scope and responsibility in the energy and other industrial sectors
- Ensure that Entergy can attract and retain top talent
- Ensure that pay and performance are tightly linked.

Entergy's Personnel Committee, which is composed entirely of independent directors, determines competitive levels of compensation. For senior executives, competitive compensation includes base and incentive pay, including stock options. (For a further discussion of Entergy's compensation philosophy, see the Report of Personnel Committee on Executive Compensation on pages 20 - 23 in this Proxy Statement.)

A requirement to discontinue all rights, options, SAR's and possible severance payments to Entergy's senior management would harm the Company's ability to attract and retain talented executives.

Accordingly, the Board of Directors recommends that stockholders vote AGAINST this proposal.

EXHIBIT "C"

Entergy Corporation
Certificate

I, Christopher T. Screen, Assistant Secretary of Entergy Corporation, a corporation organized under the laws of the State of Delaware, do hereby certify that:

1) The attached is a true and correct copy of an excerpt of the minutes of the Annual Meeting of Shareholders of Entergy Corporation held on May 14, 2004, indicating that Mr. Morse's proposal was received and voted on at the Annual Meeting.

2) Neither Mr. Morse nor his representative was present at said meeting to present the proposal.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of said Corporation this 20th day of December, 2004



Christopher T. Screen

ENTERGY CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
MAY 14, 2004

Certificate of Inspectors of Election

The undersigned, Gary D'Alessandro and Marie Sandauer, having been duly appointed Inspectors of Election at the above Annual Meeting of Stockholders and having duly qualified as such, hereby certify that at said meeting they took charge of the polls in connection with the vote on the following:

STOCKHOLDER PROPOSAL REGARDING COMPENSATION FOR THE TOP FIVE EXECUTIVES

FOR: 12,578,235

AGAINST: 170,184,091

ABSTAIN: 2,605,306

BROKER
NON VOTES: 17,821,329


Gary D'Alessandro


Marie Sandauer

I:\cadshare\AM\certificate-top five.doc

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 27, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: Entergy Corporation
Eastman Kodak "
Dated Dec. 20, 2004
Occidental Petroleum Corp
Dated Dec. 22, 2004

It seems appropriate under 'The Paperwork Reduction Act of 1995", that I respond to all three objections with minimal use of paper, they being in the same general format in a request to delete printing my Proposal.

It still appears that the SEC has "no defined" printed solution as to what is or is not a "good valid reason" for non-attendance to present a Proposal at a Shareowner's Meeting. Therefore, mine is being declared such. I am aware that the Rules 14a and its various explanations in the SEC Act of 1934 were contrived and promulgated for the specific purpose of denying the right for two years for non-compliance with such. There is no Rule stating that a Proponent can request compensation for normal expenses, while Executives can freely attend in numbers at the Company's [and Shareowner's loss] expense. Not being possessed of legal talent, I still can observe that a penalty is being requested from the S.E.C. for a non-defined resolution of "good valid reason".

As to the "plurality" voting, I notified the S.E.C. that such State[s] Rules are in violation of the Constitution, and/or The Bill of Rights, as a denial of "The Right to Dissent" to our citizens. The "false and misleading" statements were imbedded in the claim that plurality voting is legal and must be observed when claim not to "opt out" is made.

6 copies to SEC
1 copy to each Corporation
Rhymes for stress relief.
Not part of presentation.

Sincerely, 

Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation

FOR SCORE

"Four score and seven years ago—"
Are famous words that continue to glow.
They pronounced we have certain rights,
And as an American, continually delights
Me, except for a later endeavor.
Corporate minds introduced something clever,
To perpetuate themselves, with a State Rule
That now needs removal, or we have a duel,
Coming up in Federal Court, you'll see,
And winning "Dissent" will again delight me.

Robert Dennis Morse
12-11-04 7:45AM 8Min.

EXPLANATION

I trust these rhymes need not cause a rift,
Since they arrived to me as a "Gift".
"What will this guy write next?"
"Can't say, as I have not yet received the text!"

Robert Dennis Morse
1 or 2 Min. 5"30AM 12-13-04

APPLICATION

Why have I not gone down as "Rhymist" in history?
"Not yet nominated !", solves the mystery.

SAINT NICK'S DAY

Why will I not be writing for you that day ?
Well, I wouldn't presume to get in the way.
I am not going to interrupt Saint Nick,
As he and his reindeer do their trick.
Perhaps you are now understanding my drift,
That most of my rhymes occur as a "Gift".
The thought suddenly occurs to me:
Perhaps Saint Nick happens to be
The Doctor who delivered God's child to you and me !

Robert Dennis Morse
8 Min. 12-16-04 3:45AM

These rhymes are for stress relief.
Not part of the presentation.

IN A WEEK

Should you have a problem, the job to seek.
Is one that you are capable of learning in a week.
You could improve circumstances, by using your mind,
Instead of drifting through life as others of your kind.

A MOTHER'S CURSE ?

Did Mother feel obligated to put a curse on me,
Because my behavior upset her, you see ?
I, as a youngster, quarreled with my kin,
Not thinking, of course, that it wore her thin.
Now some disturbances are intended to be,
Recompense for past performances of me ?

DISTURBANCE

Each day gets busier as I read the news,
As a "Gift" occurs, and I express my views.
Many times, it interrupts my sleep,
But the results amaze me, I shall not weep.
A Christmas tree is alight next door,
As it pleases me to write once more.

Robert Dennis Morse
2 min. 12-17-04 6:30AM

THOUGHT PROCESS

Why do people resent a critic ?
Perhaps because their mind is in a thicket.
Thomas Edison was my favorite one,
Since he produced a light bulb and won
The right to be a person of self-acclaim,
As poor lighting at night was to blame.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 20, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(h)(3). We note your representation that Entergy included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Entergy relies.

Sincerely,



Heather L. Maples
Special Counsel